Exhibit 99.4

Notice of 2022 Annual and Special Meeting of Shareholders

Important Meeting Information
Date	May 13, 2022
Time	10:30a.m. (PST)
Virtual	https://web.lumiagm.com/285841977
In person	Offices of Cassels, Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8

Dear Wheaton Shareholders,

You are invited to attend the Annual and Special Meeting of shareholders (the “Meeting”) of Wheaton Precious Metals Corp. (“Wheaton” or the “Company”) for the following purposes:

•	To receive the audited consolidated financial statements for the year ended December 31, 2021;

•	To elect the ten director nominees;

•	To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for 2022; and

•	To approve a non-binding advisory resolution on the Company’s approach to executive compensation.

Shareholders may also transact any other business which may properly come before the Meeting or any adjournment of the Meeting. Wheaton’s board of directors has by resolution fixed the close of business on March 18, 2022 as the record date. Your vote as a shareholder is important.

Wheaton has adopted an online virtual Meeting platform and we encourage all of our shareholders to participate in the Meeting using this online platform. All eligible shareholders participating in our online virtual Meeting platform will be able listen to the Meeting live and ask questions online. For registered shareholders or proxyholders (including non-registered shareholders who have appointed themselves as proxyholder) participating in our online virtual Meeting, such holders will also be able to submit votes at the Meeting in real time. Further information is provided in the section headed “How Do I Join the Wheaton Online Virtual Meeting?” and “How do I ask a Question at the Meeting?”. Wheaton is encouraging our shareholders to participate in our online virtual meeting platform. If a shareholder wishes to attend the Meeting in person, Wheaton asks that you pre-register your attendance via email to WheatonAGM2022@wheatonpm.com by 10:30am May 11, 2022 (PST) so the Company can facilitate physical distancing and other precautions to ensure the health and safety of all attendees. Any shareholder attending in person will be required to comply with the then-current protocols in place at the offices of Cassels, Brock & Blackwell LLP.

If you are unable to attend the online virtual Meeting or in person, Wheaton encourages all shareholders to vote by proxy in advance of the Meeting date. See “General Proxy Information” in the Company’s management information circular (the “Circular”) for details on how you can vote by proxy. If you are a registered shareholder, please complete and return the enclosed form of proxy by no later than 10:30 a.m. (PST) on May 11, 2022. Non-registered shareholders should follow the voting instructions provided to them in the accompanying materials.

Carefully read the Circular accompanying this notice before voting. Wheaton has delivered the Circular by posting it to the Company’s website (www.wheatonpm.com/Investors/annual-general-meeting/) to help reduce paper use and printing costs. The Circular will also be available at www.sedar.com and www.sec.gov and shareholders may request a paper copy of the Circular (at no cost) by calling toll-free at 1-888-433-6443 or by emailing tsxt-fulfilment@tmx.com. Shareholders can request to receive the Company’s annual and/or interim financial statements and management’s discussion and analysis on the form of proxy or voting instruction form accompanying the Circular. Otherwise they are available upon request to the Company or at www.sedar.com, www.sec.gov, or www.wheatonpm.com.

By Order of the Board of Directors
“Randy V. J. Smallwood”
Randy V. J. Smallwood, President and Chief Executive Officer
March 21, 2022

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[1]